AlwaysNear Telehealth

Software Technology Saas Artificial Intelligence Healthcare

A senior in-home 24/7 Telehealth solution for professional and family caregivers

ALWAYSNEAR.NET THE VILLAGES FLORIDA





I cared for my parents into their 90's experiencing their plight and family caregiver stress first hand. In 2010, four years after their passing, I set out to apply technology to improve seniors quality of life while reducing family caregivers stress and improve professional care providers outcomes with reduced workloads.

Tyce Fitzmorris Founder, CEO, Chairman of the Board @ AlwaysNear Telehealth

Why you may want to support us...

1. CEO of 3 successful emerging market technology companies- successful IPO with $234m high valuation
2. Invited to join Google Cloud for Startups Program - invaluable engineering, market launch assistance
3. White-label, SaaS business model with minimal operation costs and enormous revenue potential
4. 2020 primary market 34m seniors with 2 or more chronic diseases - senior population growing 10k/day
5. Medicare and other insurance providers shifting rapidly to full Telehealth reimbursement
6. Significant revenue from researchers applying Google AI platform to AlwaysNear senior data base

Why investors ❤ us

WE'VE RAISED $10,000 SINCE OUR FOUNDING

Opportunity to (1) help seniors remain in their homes healthier, happier and less costly, (2) reduce family-friend senior care giver stress, (3) realize a tremendous investment return potential

Jonathan Bohn

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Our team

AND OUR MAJOR ACCOMPLISHMENTS



Tyce Fitzmorris

Founder, CEO, Chairman of the Board

Serial entrepreneur w/ proven experience building 3 successful medical, industrial technology companies. Successful IPO with high valuation of $234m, Small Business Innovative Research Grant $450k, named on 2 patents, approvals by Coke, Bayer, more



Jeremy Winfree

Founder, CTO

Freelance software developer for over 18 years with notable credits including Hungry Howie's POS, Worldpay, and Performance Checking.



Peg Pickett

Founder, VP of Marketing-Sales

Owner of two Visiting Angels Home Care franchises. In Home Care for 15+ years. Top 10 of 650+ national Visiting Angels franchises based on revenue. Consistently wins numerous awards annually including #1 in customer satisfaction.

Downloads

PITCH DECK 05232020.pdf

The Story of AlwaysNear TeleHealth

70% of seniors have two or more chronic diseases, but when asked "how do you feel " most will say "I'm fine" for fear of being removed from their home, resulting in diminished end of life quality of life, excessive family caregiver stress and unsustainable senior care costs with 10,000 persons a day becoming seniors.

According to a Medicare study, 8 hours of in-home care one day/week, increases longevity by 25% and reduces the risk of hospitalization by 40% (AlwaysNear TeleHealth provides 24/7 in-home care).

There is No Known Software as a Service (SaaS) offering competing with AlwaysNear TeleHealth's in-home 24/7 solution, needed by 13,000+ professional and millions of family care provides that do not have the time, money or expertise to replicate the solution.


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Second Most Important Point:

As a SaaS offering, AlwaysNear will have minimal, fixed overhead providing a "first mover, must–have" solution (at an affordable $2 to $3 per day) to a multi-billion market (34 million seniors with 2 or more chronic diseases x $2.50/day) for extraordinary profit potential.


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Third Most Important Point:

AlwaysNear TeleHealth's founder has created successful leading-edge technology companies in the beverage, clinical lab and golf industries all of which had world-wide distribution and involved approval by or agreements with major corporations (Coca-Cola, Bayer, Barry Meuller and others).


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Fourth Most Important Point:

Google invited AlwaysNear TeleHealth to join its "Google Cloud for Startups Program (GCS)" stating "GCS empowers startups to grow with the same tools and infrastructure used to build Google...GCS 's world-class engineering experts work closely with portfolio companies to solve challenging technical problems".



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Fifth Most Important Point:

AlwaysNear TeleHealth's strategic plan is to approach Google (and its equivalents) at the "right time" to partner with or buyout AlwaysNear TeleHealth and in doing so AlwaysNear TeleHealth will become one of, if not the premier senior in-home healthcare offering.



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Investor Q&A

— COLLAPSE ALL

What does your company do?

AlwaysNear TeleHealth is a White-Label, SaaS operation. Its in-home, 24/7 "virtual care assistant" capability enables professional care providers, family caregivers and care facilities to receive early-preventative alerts 24/7 for seniors inevitable decline conditions. It will become a "must-have", very affordable telehealth offering at $2 to $3 per day for thousands of care provider entities and millions of family caregivers who don't have the time, ability or money to replicate it.

Where will your company be in 5 years?

In 2018, we set a 5 year goal of becoming the premier senior in-home 24/7 telehealth offering by combining the latest-best health condition devices and Smart Home units with our ADL capability as a SaaS, "white label" operation. Google's invitation to join its "Google Cloud for Start-ups Program" may have accelerated our goal by several years.

Why did you choose this idea?

I cared for my parents into their 90's experiencing their plight and family caregiver stress first hand. In 2010, four years after their passing, I set out to apply technology to improve seniors quality of life while reducing family caregivers stress and improve professional care providers outcomes with reduced workloads.

How far along are you? What's your biggest obstacle?

The commercial launch of the AlwaysNear TeleHealth System will be in the 4th quarter of 2020. The "biggest obstacle" to achieving our goal of becoming the premier senior in-home healthcare offering is Google or its equivalent not buying or partnering with AlwaysNear.

If this "obstacle" is not overcome, AlwaysNear TeleHealth, as a SaaS, white-label operation, will have a break even point of approximately 500 seniors serviced by distributors. AlwaysNear is located in The Villages, Fl. with its rapidly growing 130,00+ senior population as prospects.

Another potential "obstacle" is the need for continued innovation for our long term success. As a SaaS operation, we will be able to focus on and readily afford continued innovation.

Who competes with you? What do you understand that they don't?

There is no known competitor to the AlwaysNear TeleHealth's SaaS, white label capability that integrates the latest-best, third-party ADL sensors, health condition devices and Smart Home units and processes the resultant data with a million+ lines of software code to provide the new "must have telehealth capability" needed by thousands of professional care provider entities and millions of family caregivers who do not have the time, ability or money needed to replicate the "breakthrough" capability.

What AlwaysNear TeleHealth understands is operating as the only known SaaS, white-label operation able to offer its "must-have telehealth capability at a rate of $1 to $3/day and be highly profitable.

How will you make money?

Our business model centers around independent contractor distributors placing the AlwaysNear capability with professional care provider entities for their senior clients and family caregivers. Our monthly Google cost is between $2.85 and $4 per senior depending on their data volume.

AlwaysNear charges distributors a data volume based $60 to $90 per month for each senior under their umbrella. What distributors charge is at their discretion.

As a SaaS, white label operation, our initial full operational break-even point is 500 seniors being serviced. We currently have four distributors, including co-founder Peg Pickett who operates two Visiting Angels home care franchises in The Villages, with its growing 130,000 population.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

We may fail to achieve our primary objective of being purchased by or partner with Google (or its equivalent) which would likely establish the AlwaysNear TeleHealth capability as the premier in-home 24/7 telehealth offering.

If we do not achieve our primary objective, we believe there is little risk of financial failure given our SaaS, white label business model, although we can not provide absolute assurance that it couldn't happen.

Another risk is that continued innovation is vital to our long term success. We need to keep our developers working on new ideas which is financially facilitated by our SaaS business model.